UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at August 15, 2008

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

  Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Iemrahn Hassen
Chief Financial Officer

Date: August 20, 2008

* Print the name and title of the signing officer under his signature

Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ ANNOUNCES SECOND QUARTER 2008 RESULTS

August 15, 2008 Vancouver, BC - Anooraq Resources Corporation ("Anooraq" or the "Company") (TSXV: ARQ; AMEX: ANO; JSE: ARQ) announces its financial results for the six months ended June 30, 2008.

Review to June 2008

The Company continued its efforts during the six months to June 2008 towards completing the Lebowa transaction which was announced in September 2007.

Lebowa Transaction

On March 28, 2008, Anooraq and Anglo Platinum Limited ("Anglo Platinum"), through certain of their wholly-owned subsidiaries, entered into definitive acquisition agreements relating to the acquisition by Anooraq of an effective 51% of Lebowa Platinum Mines ("Lebowa") and an additional 1% of the Ga-Phasha Project, the Boikgantsho Project and the Kwanda Project for an aggregate cash consideration of South African Rand ("ZAR") 3.6 billion (the "Lebowa Transaction").

On May 20, 2008, Anooraq announced that it had entered into a binding, credit approved term sheet with Standard Chartered Bank for sole underwritten debt financing of up to ZAR 1.7 billion for the purpose of funding a portion of the Lebowa Transaction purchase price. The completion of this debt financing facility is subject to the satisfactory conclusion of the conditions precedent and final documentation

The Lebowa Transaction is expected to close as soon as practical following the satisfactory conclusion of all conditions relating to the transaction. The parties have agreed on an outside cut-off date of November 30, 2008, or such later date as the parties may agree, for the fulfilment or waiver of the conditions of the transaction.

Results of operations

The loss for the six months ended June 30, 2008 was $8,498,673 compared with a loss of $2,177,790 for the six months ended June 30, 2007. The increased loss was due mainly to the recording of stock based compensation expenses associated with recent board appointments together with an increase in salaries as a result of the expanded staff complement in South Africa. This was partially offset by foreign exchange gains due to the South African Rand trading weaker against the Canadian Dollar.

Exploration expenditure for the period was higher at $128,468 for the six months ended June 30, 2008 (2007 – $81,888) due to costs associated with geological reviews of the exploration results.

Interest expense of $906,493 was recorded for the six months ended June 30, 2008 (2007 – $959,292) due to accrued interest on the Company's term loan with Rustenburg Platinum Mines Limited.

Interest income reduced to $135,459 for the six months ended June 30, 2008 (2007 – $432,039) as a result of lower cash balances compared with the same period in the prior year.

The Company also recorded a foreign exchange gain of $612,815 (2007 – gain of $327,346). The gain was due to the strengthening of the Canadian dollar against the South African Rand and the fact that a significant amount of the company's liabilities are denominated in South African Rand.

Cash utilised for the six months to June 2008 amounted to $5,991,462 (2007 - $2,654,880) consisting mainly of cash used in operating activities $2,941,101 (2007 - $2,101,484), transaction costs associated with Lebowa $962,803 (2007 - nil) and payment of interest of $1,777,979 (2007 - nil) relating to the company's term loan with Rustenburg Platinum Mines Limited.

At June 30, 2008, the Company's cash position was approximately $1.1 million compared with the cash position at June 30, 2007 of $10.1 million. The current cash position is expected to be enhanced by an amount of approximately $2.3 million due to the exercising of share options. This should provide the company with sufficient funds to continue operations and meet its obligations.

Projects

Anooraq has interests in early to advanced stage exploration properties on the Northern and Eastern Limbs of the Bushveld Complex in South Africa.

For the past two years, Anooraq's exploration work has mainly been focused on advancing the Ga-Phasha Project, which is currently a 50/50 joint venture between Anooraq and Anglo Platinum in the Eastern Bushveld and in which Anooraq will hold a 51% interest subsequent to the completion of the Lebowa Transaction. In May 2007, Anooraq announced the results of a resource update for the UG2 deposit at the Ga-Phasha Project indicating an overall increase in resources in the measured and indicated categories. In addition, work continues on the pre-feasibility study based on the UG2 mineral resources.

On completion of the Lebowa Transaction, Anooraq also intends to resume work on the pre-feasibility study for the Boikgantsho Project, which involves a portion of Anooraq's Platreef properties in the Northern Bushveld.

Appointment of President and Chief Executive

On June 24, 2008 Anooraq announced the appointment of Mr. Philip Kotze as the new President and Chief Executive Officer of the Company. The appointment is in accordance with the Company's stated objective to strengthen its executive team in South Africa in anticipation of its transformation from an exploration/development company into a substantial PGM operating entity.

The appointments of Mr. Iemrahn Hassen as financial director and Ms. Anu Dhir as a non-executive director were also announced in the previous quarter.

The change in role of Mr. Tumelo Motsisi from Acting President and Chief Executive Officer of Anooraq to that of Executive Deputy Chairman of the Board was announced in July 2008.

Basis of preparation

The interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and do not include all the disclosures required for annual financial statements. The interim consolidated financial statements should be read in conjunction with the Company's 2007 annual financial statements. The full copy of Anooraq's consolidated interim financial statements as at June 30, 2008 are available on www.sedar .com on 15 August 2008 .

For and on behalf of the Board
Philip Kotze President and Chief Executive Officer	Iemrahn Hassen Chief Financial Officer

For further information, please visit our website www.anooraqresources.com or call investor services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.
The American Stock Exchange has neither approved nor disapproved the contents of this press release.

Cautionary and Forward Looking Information
This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Anooraq believes that such forward looking statements are based on reasonable assumptions, including assumptions that: the Lebowa Transaction will complete; Lebowa will continue to achieve production levels similar to previous years; the planned Lebowa expansions will be completed and successful; Anooraq will be able to secure future debt and equity financing on favourable terms; and the Ga-Phasha and Platreef Project exploration results will continue to be positive. Forward looking statements however, are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company's annual information form filed on www.sedar.com or its form 20-F with the United States Securities and Exchange Commission and its other home jurisdiction filings that are available at www.sedar.com.

Information Concerning Estimates of Measured and Indicated Resources
This news release also uses the terms "measured resources" and "indicated resources". Anooraq advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.